Table of Contents

EXHIBIT 12.1

ARDEN REALTY LIMITED PARTNERSHIP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY LIMITED PARTNERSHIP For the Years Ended December 31,
	2003	2002	2001		2000		1999
Earnings Available to Cover Fixed Charges:
Net income	$65,994	$77,663	$106,257		$105,209		$102,393

Add: Interest Expense	93,767	88,516	84,195		78,406		60,239

Total Earnings Available to Cover Fixed	$159,761	$166,179	$190,452		$183,615		$162,632

Fixed Charges:
Interest Expense	$93,767	$88,516	$84,195	(1)	$78,406	(1)	$60,239	(1)
Interest Capitalized	2,496	5,646	9,095		12,646		9,587
Preferred Distributions	4,312	4,312	4,312		4,312		1,354

Total Fixed Charges	$100,575	$98,474	$97,602		$95,364		$71,180

Ratio of Earnings to Fixed Charges	1.59x	1.69x	1.95x		1.93x		2.28x

(1)	Includes approximately $2.5 million, $800,000 and $600,000 of interest capitalized on an office property that was classified as part of discontinued operations for the years ended December 31, 2001, 2000 and 1999.